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SECU 10028752 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 2 6 2010
Washington, DC
110

SEC FILE NUMBER
8- 29259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2009 (MM/DD/YY) AND ENDING 3/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omni Vest Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8801 E. Hampden #202 Denver Co 80231

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annie Phelps 303-368-1900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald R. Chadwick PC.

(Name – *if individual, state last, first, middle name*)

8851 So. Parker Rd, #720 Aurora Co 80014

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Ann Phelps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of [illegible], as of 3/31/2010, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

NOTARY PUBLIC
MARY WILKE
STATE OF COLORADO

My Comm. Expires Feb. 14, 2014

[signature]
Signature

Sec Treas
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNIVEST, INC.

Financial Statements

TABLE OF CONTENTS

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado 80014
Telephone (303)306-1967
Fax (303)306-1944

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Omnivest, Inc.
Denver, Colorado

I have audited the accompanying statement of financial position of Omnivest, Inc. as of March 31, 2010, and the related statements of income, stockholders' equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omnivest, Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Aurora, Colorado
May 20, 2010

Ronald R. Chadwick, P.C.

RONALD R. CHADWICK, P.C.

OMNIVEST, INC.

FINANCIAL STATEMENTS

March 31, 2010

OMNIVEST, INC.
STTEMENT OF FINANCIAL CONDITION

		Mar. 31, 2010
ASSETS		
Current assets		
Cash	$	7,346
Accounts receivable		33,900
Marketable securities		6,366
Total current assets		47,612
Fixed assets		9,175
Less accumulated depreciation		(3,496)
Deposits		3,718
		9,397
Total Assets	$	57,009
LIABILITIES & STOCKHOLDERS' EQUITY		
Current liabilities		
Commissions payable	$	25,989
Margin payable		2,970
Total current liabilities		28,959
Total Liabilities		28,959
Stockholders' Equity		
Preferred stock, $1 stated value; cumulative, non-voting: 250,000 shares authorized: 13,000 shares issued and outstanding		13,000
Common stock, $.01 par value; 1,000,000 shares authorized; 18,000 shares issued and outstanding & outstanding		180
Additional paid in capital		25,109
Accumulated deficit		(10,239)
Total Stockholders' Equity		28,050
Total Liabilities and Stockholders' Equity	$	57,009

The accompanying notes are an integral part of the consolidated financial statements.

OMNIVEST, INC.
STATEMENT OF INCOME

	Year Ended Mar. 31, 2010
Revenues	
Commissions	$ 1,007,020
Unrealized gain on securities	$ 1,392
	1,008,412
Expenses	
Operating expenses:	
Commissions	666,718
General and administrative	337,591
Depreciation	1,311
	1,005,620
Income (loss) before provision for income taxes	2,792
Provision for income tax	-
Net income (loss)	$ 2,792

The accompanying notes are an integral part of the financial statements.

OMNIVEST, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional		
	Shares	Amount $.01 Par Value	Shares	Amount $1 Stated Value	Paid In Capital	Accumulated Deficit	Stock-holders' Equity
Balances at March 31, 2009	18,000	$ 180	13,000	$ 13,000	$ 25,109	$ (13,031)	$ 25,258
Net income (loss) for the year						2,792	2,792
Balances at March 31, 2010	18,000	$ 180	13,000	$ 13,000	$ 25,109	$ (10,239)	$ 28,050

The accompanying notes are an integral part of the financial statements.

OMNIVEST, INC.
STATEMENT OF CASH FLOWS

		Year Ended Mar. 31, 2010
Cash Flows From Operating Activities:		
Net income (loss)	$	2,792
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Depreciation		1,311
Accounts receivable		(7,300)
Accrued payables		(3,712)
Unrealized gain on securities		(492)
Net cash provided by (used for) operating activities		(7,401)
Cash Flows From Investing Activities:		
		-
Net cash provided by (used for) investing activities		-

(Continued On Following Page)

The accompanying notes are an integral part of the financial statements.

OMNIVEST, INC.
STATEMENT OF CASH FLOWS

(Continued From Previous Page)

	Year Ended Mar. 31, 2009
Cash Flows From Financing Activities:	
Capital lease obligation - payments	-
Net cash provided by (used for) financing activities	-
Net Increase (Decrease) In Cash	(7,401)
Cash At The Beginning Of The Period	14,747
Cash At The End Of The Period	$ 7,346

Schedule Of Non-Cash Investing And Financing Activities

None

Supplemental Disclosure

Cash paid for interest	$ -
Cash paid for income taxes	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Omnivest, Inc. (the "Company"), was incorporated in the State of Colorado on January 18, 1983 and conducts business as a registered securities broker-dealer. The Company is subject to the rules and regulations of the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income tax

The Company accounts for income taxes pursuant to ASC 740. Under ASC 740 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Customer funds

The Company does not hold customer funds or securities.

Accounts receivable

The Company reviews accounts receivable periodically for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At March 31, 2010, the Company had no balance in its allowance for doubtful accounts.

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Property and equipment

Property and equipment are recorded at cost and depreciated under the straight line method over each item's estimated useful life. At March 31, 2010 the Company had an office equipment balance of $9,175 with corresponding accumulated depreciation of $3,496. Depreciation expense for 2009 was $1,311 (all on capital lease asset).

Revenue recognition

Revenue is recognized on an accrual basis as earned under contract terms, the service price to the client is fixed or determinable, and collectability is reasonably assured. The Company's revenues consist primarily of commissions.

Financial Instruments

The carrying value of the Company's financial instruments, as reported in the accompanying balance sheet, approximates fair value.

Stock based compensation

The Company accounts for employee and non-employee stock awards under SFAS 123(r), whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable.

NOTE 2. LEASE COMMITMENTS

The Company rents space under an office lease expiring in April 2010, which is noncancellable and carries no additional renewal option. The required monthly payment is $4,500. Rent expense incurred under the lease in 2009 was approximately $54,000. Subsequent to March 31, 2010 future minimum payments under the lease are approximately $4,500 in fiscal year 2011. The Company also carries an equipment lease which runs through May 2013, requiring monthly payments of $55 per month plus costs. The equipment lease is classified as an operating lease. Rent expense incurred under the lease in fiscal year 2010 was approximately $660. Subsequent to March 31, 2010 future minimum payments under the equipment lease is approximately $2,035 including $660 per year in 2011 through 2013 and $55 in 2014.

NOTE 3. INCOME TAXES

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. The Company accounts for income taxes pursuant to ASC 740. At March 31, 2010, the Company had approximately $13,000 in unused federal net operating loss carryforwards, which begin to expire in the year 2026. A deferred tax asset of approximately $2,691 resulting from the loss carryforward has been offset by a 100% valuation allowance. The change in the valuation allowance in fiscal year 2010 was approximately $550.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had net capital of $18,653, which was $13,653 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.90 to 1.

NOTE 5. SIPC, NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of the Security Investor Protection Corporation's ("SIPC") net operating revenues and general assessment. At March 31, 2010 the Company had SIPC net operating revenue of $417,750 with a general assessment of $1,044. The Company has paid $598 leaving a balance of $446, which is due by May 30, 2010. The Company plans to pay the assessment timely.

OMNIVEST, INC.
COMPUTATION OF NET CAPITAL
March 31, 2010

Net Capital

Total stockholders' equity from Statement of Financial Condition	$	28,050
Deduct stockholders' equity not allowed for net capital		9,397
Total stockholders' equity qualified for net capital		18,653
Net capital requirement		5,000
Net capital in excess of required net capital	$	13,653

Aggregate Indebtedness

Commissions payable	$	25,989
Total aggregate indebtedness	$	25,989
Ratio: Aggregate Indebtedness to Net Capital		1.90 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of March 31, 2010)

Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$	13,359
Adjustments:		
Capital lease obligation recorded		4,248
Audit adjustments to retained earnings		1,045
Other		1
Net capital, as adjusted	$	18,653

Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) FOCUS report	$	30,236
Adjustments:		
Capital lease obligation recorded		(4,248)
Other		1
Aggregate indebtedness, as adjusted	$	25,989

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado 80014
Telephone (303)306-1967
Fax (303)306-1944

Board of Directors
Omnivest, Inc.
Denver, Colorado

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

In planning and performing my audit of the financial statements and supplemental schedules of Omnivest, Inc. (the "Company") for the year ended March 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the U.S. Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following :

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Compliance with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My considerations of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects include a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Aurora, Colorado
May 20, 2010

Ronald R. Chadwick, P.C.

RONALD R. CHADWICK, P.C.